UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

RELYPSA, INC.

(Name of Subject Company (Issuer))

VIFOR PHARMA USA INC.

(Offeror)

An Indirect Wholly Owned Subsidiary of

GALENICA AG

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK	759531106
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Oliver Kronenberg

Group General Counsel

Galenica AG

Untermattweg 8-P.O. Box

CH-3027 Bern, Switzerland

+41.58.852.81.11

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Andrew Levine

Jeffrey Symons

Jones Day

250 Vesey Street

New York, New York 10281

(212) 326-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,634,452,064	$164,589

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 51,076,627 shares of common stock, $0.001 par value per share, of Relypsa, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 44,882,597 Shares issued and outstanding, (ii) 4,753,020 Shares issuable upon the exercise of outstanding options, (iii) 997,523 Shares issuable upon the vesting of outstanding restricted stock units, (iv) 255,149 Shares issuable upon the exercise of outstanding and unexpired warrants, and (v) 188,338 Shares estimated to be subject to issuance pursuant to Relypsa’s Employee Stock Purchase Plan), multiplied by (b) the offer price of $32.00 per Share. The foregoing share figures have been provided by the issuer to the offeror and are as of August 1, 2016, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $100.70 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid $164,589	Filing Party: Galenica AG Vifor Pharma USA Inc.
Form of Registration No.: Schedule TO	Date Filed: August 4, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 4, 2016 (together with any amendments and supplements thereto, including Amendment No. 1 filed with the SEC on August 9, 2016 and this Amendment No. 2, the “Schedule TO”). The Schedule TO relates to the tender offer by Vifor Pharma USA Inc., a Delaware corporation and an indirect wholly owned subsidiary of Galenica AG, a public limited company existing under the laws of Switzerland, to purchase any and all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Relypsa, Inc., a Delaware corporation, at a price of $32.00 per Share, payable to the holder thereof in cash, without interest and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated August 4, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Offer to Purchase. This Amendment No. 2 is intended amend and supplement the Schedule TO and Item 4 (and the other Items referred to therein) as reflected below.

Amendments to the Schedule TO

The information set forth on the cover page of the Schedule TO regarding the Offeror is hereby amended and restated in its entirety as set forth below:

“VIFOR PHARMA USA INC.

(Offeror)

an Indirect Wholly Owned Subsidiary of

GALENICA AG

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))”

Item 4.	Terms of the Transaction.

(a)	The information set forth in the Offer to Purchase under the caption “SUMMARY TERM SHEET” and in Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby revised by amending and restating in its entirety the first bullet point under the heading “Withdrawal Rights” on page v of the Offer to Purchase as set forth below:

“You have the right to, and can, withdraw any Shares that you have previously tendered at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after October 3, 2016, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for purchase the Shares validly tendered in the Offer. See Sections 1 and 4—“Terms of the Offer” and “Withdrawal Rights.”

The information set forth in the Offer to Purchase under the caption “THE TENDER OFFER – Section 4 – Withdrawal Rights” and in Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby revised by amending and restating in its entirety the first sentence of such section on page 8 of the Offer to Purchase as set forth below:

“Shares validly tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after October 3, 2016, which is the 60th day after the date of the commencement of the Offer.”

(b)	The information set forth in the Offer to Purchase under the caption “THE TENDER OFFER – Section 13 – Conditions of the Offer” and in Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby revised by amending and restating in its entirety the last paragraph of such section on pages 41 and 42 of the Offer to Purchase as set forth below:

“The foregoing conditions are for the sole benefit of Galenica and Purchaser and, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, may be asserted or waived by Galenica or Purchaser in their sole discretion in whole or in part at any time prior to the expiration of the Offer. The failure by Galenica or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right, which may be asserted at any time at or prior to the expiration of the Offer (except for conditions relating to government regulatory approvals, which may be waived or asserted at any time prior to or subsequent to the expiration of the Offer).”

(c)	The information set forth in the Offer to Purchase under the caption “THE TENDER OFFER – Section 9 – Certain Information Concerning Purchaser and Galenica” and in Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby revised by adding the following sentence to the end of the third full paragraph on page 14 of the Offer to Purchase:

“Notwithstanding the foregoing, Dr. Andreas Walde, the General Secretary of Galenica and a director of Purchaser, is the beneficial owner of 500 Shares.”

(d)	The information set forth in the Offer to Purchase under the caption “THE TENDER OFFER – Section 15 – Certain Legal Matters; Regulatory Approvals” and in Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby revised by supplementing such section on page 44 of the Offer to Purchase as set forth below:

“On August 12, 2016, a purported class action complaint was filed in the United States District Court for the Northern District of California, entitled Lu v. Relypsa, Inc., et al., Case No. 3:16-cv-04605-WHO. On August 15, 2016, a second purported class action complaint was filed in the United States District Court for the Northern District of California, entitled Morales v. Relypsa, Inc., et al., Case No. 3:16-cv-04684-JST. On August 16, 2016, a third purported class action complaint was filed in the United States District Court for the Northern District of California, entitled Edelman v. Relypsa, Inc., et al., Case No. 3:16-cv-04702-HSG. Each of the complaints name as defendants Relypsa and the members of the Relypsa Board, and the Edelman complaint also names Galenica and Purchaser as defendants. The Lu and Morales complaints purport to assert claims under Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act, and the Edelman complaint purports to assert claims under Sections 14(e) and 20(a) of the Exchange Act. Each of the complaints alleges that the Schedule 14D-9 contains material omissions and misstatements and seeks to enjoin and/or rescind the Offer as well as certain other equitable relief, unspecified damages and attorneys’ fees and costs. Defendants believe these lawsuits are wholly without merit and intend to vigorously defend against them.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 2016

Galenica AG

	By:	/s/ Dr. Jörg Kneubühler
Dr. Jörg Kneubühler
Chief Financial Officer

	By:	/s/ Dr. Andreas Walde
Dr. Andreas Walde
General Secretary

Vifor Pharma USA Inc.

	By:	/s/ Dr. Oliver P. Kronenberg
Dr. Oliver P. Kronenberg
Secretary

	By:	/s/ Colin Bond
Colin Bond
President and Chairman

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